Chubby Cattle Las Vegas

Profit and Loss % of Total Income

January - December 2022

	TOTAL	
	JAN - DEC 2022	% OF INCOME
Income		
DINE-IN SALES	2,275,146.51	77.06 %
Income from EDC	93,591.80	3.17 %
Sales	601,638.33	20.38 %
Influencer Discount	-454.53	-0.02 %
Sales return & disputes	-17,206.73	-0.58 %
Total Sales	**583,977.07**	**19.78 %**
Service Charge	144.00	0.00 %
Unpaid Total	-304.02	-0.01 %
Total Income	**$2,952,555.36**	**100.00 %**
Cost of Goods Sold		
Cost of Goods Sold	167.09	0.01 %
Beverage	28,838.48	0.98 %
Emergency market groceries	3,961.01	0.13 %
FOOD	632,569.46	21.42 %
Total Cost of Goods Sold	**665,536.04**	**22.54 %**
FOOD & BEVERAGE	70,235.58	2.38 %
Local market purchase	3,673.11	0.12 %
168 MARKET	887.49	0.03 %
CHINA FRESH TEA	234.63	0.01 %
COSTCO	263.74	0.01 %
FUYUE MARKET	52.00	0.00 %
GREENLAND	104.85	0.00 %
LA BONITA SUPERMARKET	24.75	0.00 %
S F SUPERMARKET	98.75	0.00 %
Total Local market purchase	**5,339.32**	**0.18 %**
Shipping & Delivery	26,336.00	0.89 %
Total Cost of Goods Sold	**$767,446.94**	**25.99 %**
GROSS PROFIT	**$2,185,108.42**	**74.01 %**
Expenses		
Advertising & Marketing	24,733.31	0.84 %
Auto Expense	86.53	0.00 %
Bank Charges & Fees	135.00	0.00 %
Computer/Internet	5,603.34	0.19 %
Depreciation Expense	20,849.00	0.71 %
Employee Medical Expense	13,159.56	0.45 %
First Aid	1,786.47	0.06 %
Graphic Design	3,010.00	0.10 %
Insurance	12,384.25	0.42 %
General Business Liability	2,440.25	0.08 %
Workers Comp	6,379.70	0.22 %
Total Insurance	**21,204.20**	**0.72 %**

Chubby Cattle Las Vegas

Profit and Loss % of Total Income

January - December 2022

	TOTAL	
	JAN - DEC 2022	% OF INCOME
Interest Paid	3,066.81	0.10 %
Kitchen Equipment	1,550.00	0.05 %
Legal & Professional Services	6,200.00	0.21 %
Merchant service fee	129,035.58	4.37 %
Non-Entertainment Employee meals	3,299.89	0.11 %
Team Meals	1,555.78	0.05 %
Total Non-Entertainment Employee meals	**4,855.67**	**0.16 %**
Office Supplies & Software	4,809.64	0.16 %
POS system usage	101.80	0.00 %
Total Office Supplies & Software	**4,911.44**	**0.17 %**
Payroll Expenses		
Payroll Tax		
FICA	81,566.94	2.76 %
FUTA	1,827.06	0.06 %
MBT	11,786.86	0.40 %
SUI	12,862.67	0.44 %
Total Payroll Tax	**108,043.53**	**3.66 %**
Salaries & Wages	615,397.04	20.84 %
Total Payroll Expenses	**723,440.57**	**24.50 %**
Pest Control	3,084.00	0.10 %
Platform & Subscription Fee	15.00	0.00 %
Postage & Delivery	460.57	0.02 %
Rent & Lease	169,622.09	5.74 %
Repairs & Maintenance	11,876.84	0.40 %
AC Repair	3,000.00	0.10 %
Fire Alarm	385.00	0.01 %
Grease	1,359.60	0.05 %
Maintenance Service	4,265.00	0.14 %
Repair service & supplies	4,970.77	0.17 %
Senitizing & Cleaning Service	2,455.96	0.08 %
Total Repairs & Maintenance	**28,313.17**	**0.96 %**
Security Alarm	850.73	0.03 %
Small Furniture/Equipment/Computer <2.5K	1,811.25	0.06 %
Special Event	3,600.00	0.12 %
EDC	1,275.00	0.04 %
Total Special Event	**4,875.00**	**0.17 %**
Store Decoration	346.80	0.01 %
Supplies & Materials		
Restaurant supplies	20,602.20	0.70 %
AMAZON	803.17	0.03 %
WAL-MART	222.63	0.01 %
Total Restaurant supplies	**21,628.00**	**0.73 %**

Chubby Cattle Las Vegas

Profit and Loss % of Total Income

January - December 2022

	TOTAL	
	JAN - DEC 2022	% OF INCOME
Total Supplies & Materials	**21,628.00**	**0.73 %**
Taxes & Licenses		
County Business License	631.30	0.02 %
Sales Tax	44,597.70	1.51 %
State Business License	350.00	0.01 %
Total Taxes & Licenses	**45,579.00**	**1.54 %**
Travel	4,280.75	0.14 %
Utilities	43,061.46	1.46 %
Waste management	4,531.36	0.15 %
Total Utilities	**47,592.82**	**1.61 %**
Total Expenses	**$1,292,086.66**	**43.76 %**
NET OPERATING INCOME	**$893,021.76**	**30.25 %**
Other Income		
Nevada Sales Tax Collected	16,671.40	0.56 %
Total Other Income	**$16,671.40**	**0.56 %**
Other Expenses		
Meals & Entertainment	220.08	0.01 %
Remodeling cost	6,250.00	0.21 %
Sales Tax To Remit	16,671.40	0.56 %
Total Other Expenses	**$23,141.48**	**0.78 %**
NET OTHER INCOME	**$ -6,470.08**	**-0.22 %**
NET INCOME	**$886,551.68**	**30.03 %**

Note

THIS REPORT DOES NOT PROVIDE ASSURANCE. ONLY FOR MANAGEMENT'S USE.

Chubby Cattle Las Vegas

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand	19,095.41
PLAT BUS CHECKING (6693)	132,037.25
Total Bank Accounts	**$151,132.66**
Accounts Receivable	
ACCOUNTS RECEIVABLE	0.00
Credit Card Merchant Receivables	33,648.11
MOBILE SALES RECEIVABLE	1,177.93
Total Accounts Receivable	**$34,826.04**
Other Current Assets	
Affiliated company dues	
chubby cattle denver llc	-329.78
Meet Fresh Las Vegas LLC	65,955.90
Other Current Assets	0.00
The X-Pot	-7,188.91
Total Affiliated company dues	**58,437.21**
Inventory	30,560.62
Prepaid Expenses	
Utilities	0.00
Total Prepaid Expenses	**0.00**
Total Other Current Assets	**$88,997.83**
Total Current Assets	**$274,956.53**
Fixed Assets	
Accumulated Depreciation	-305,537.00
Fixed Asset	
2016-2020	750,541.00
2020	26,731.90
Total Fixed Asset	**777,272.90**
Total Fixed Assets	**$471,735.90**
TOTAL ASSETS	**$746,692.43**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	260,305.21
BEVERAGE	-209.75
BREAKTHRU BEVERAGE	-2,230.85
LEES LIQUOR	-428.47
SGWS OF NV	-2,768.66
Total BEVERAGE	**-5,637.73**

Chubby Cattle Las Vegas

Balance Sheet

As of December 31, 2022

	TOTAL
Food	
CHUBBY CATTLE INT	-56,669.51
J&F TRADING GROUP LLC	-58,002.15
Kingfisher Trading Co.	-154.29
KWONG YET LANG CO	-64,084.29
LAS VEGAS MUTUAL TRADING	-11,049.68
NEW PORT MEAT	-27,555.62
Q FOOD	-5,600.00
RESTAURANT DEPOT	-256.45
WEI SU	-1,274.92
XUE DI OMY	-657.00
Total Food	**-225,303.91**
Marketing fee	-2,405.41
Total Accounts Payable (A/P)	**26,958.16**
Total Accounts Payable	**$26,958.16**
Credit Cards	
AMEX 21006	0.00
CHASE CREDIT CARD 8318 (NEW)	8,858.10
CHASE CREDIT CARD 8823 (OLD)	0.00
Total Credit Cards	**$8,858.10**
Other Current Liabilities	
Affiliated company due to	
Chubby Cattle Dallas	1,223.09
Cubby Cattle Phillidelphia	7,465.33
Total Affiliated company due to	**8,688.42**
Employee Tips payables	21,971.86
Payroll liabilities	9,655.36
Payroll Tax Payable	1,628.32
sales tax payable	129,882.22
Unearned Revenue	
Gift Card	0.00
Total Unearned Revenue	**0.00**
Total Other Current Liabilities	**$171,826.18**
Total Current Liabilities	**$207,642.44**
Long-Term Liabilities	
PPP Loan payable	0.00
SBA advance	0.00
Total PPP Loan payable	**0.00**
SBA EIDL	150,000.00
Total Long-Term Liabilities	**$150,000.00**
Total Liabilities	**$357,642.44**
Equity	

Chubby Cattle Las Vegas

Balance Sheet

As of December 31, 2022

	TOTAL
Owner's Investment	733,496.11
Partner Distributions	-1,211,904.39
Chubby Cattle International	-857,352.45
Total Partner Distributions	**-2,069,256.84**
Retained Earnings	838,259.04
Net Income	886,551.68
Total Equity	**$389,049.99**
TOTAL LIABILITIES AND EQUITY	**$746,692.43**

Chubby Cattle Las Vegas

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	886,551.68
Adjustments to reconcile Net Income to Net Cash provided by operations:	
ACCOUNTS RECEIVABLE	0.00
Credit Card Merchant Receivables	12,586.17
MOBILE SALES RECEIVABLE	-1,177.93
Affiliated company dues:chubby cattle denver llc	174.13
Affiliated company dues:Meet Fresh Las Vegas LLC	-3,497.86
Affiliated company dues:Other Current Assets	0.00
Affiliated company dues:The X-Pot	10,181.30
Inventory	-18,167.62
Prepaid Expenses:Utilities	0.00
Accumulated Depreciation	20,849.00
Accounts Payable	190,785.42
Accounts Payable:BEVERAGE	-209.75
Accounts Payable:BEVERAGE:BREAKTHRU BEVERAGE	-2,230.85
Accounts Payable:BEVERAGE:LEES LIQUOR	-428.47
Accounts Payable:BEVERAGE:SGWS OF NV	-2,768.66
Accounts Payable:Food:CHUBBY CATTLE INT	-56,669.51
Accounts Payable:Food:J&F TRADING GROUP LLC	-58,002.15
Accounts Payable:Food:Kingfisher Trading Co.	-154.29
Accounts Payable:Food:KWONG YET LANG CO	-64,084.29
Accounts Payable:Food:LAS VEGAS MUTUAL TRADING	-11,049.68
Accounts Payable:Food:NEW PORT MEAT	-27,555.62
Accounts Payable:Food:Q FOOD	-5,600.00
Accounts Payable:Food:RESTAURANT DEPOT	-256.45
Accounts Payable:Food:WEI SU	-1,274.92
Accounts Payable:Food:XUE DI OMY	-657.00
Accounts Payable:Marketing fee	-2,405.41
CHASE CREDIT CARD 8318 (NEW)	8,858.10
CHASE CREDIT CARD 8823 (OLD)	-3,338.46
Affiliated company due to:Cubby Cattle Phillidelphia	7,314.37
Employee Tips payables	21,971.86
Payroll liabilities	1,293.39
Payroll Tax Payable	1,304.79
sales tax payable	-40,295.06
Unearned Revenue:Gift Card	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-24,505.45**
Net cash provided by operating activities	**$862,046.23**
FINANCING ACTIVITIES	
Partner Distributions:Chubby Cattle International	-857,352.45
Net cash provided by financing activities	**$ -857,352.45**
NET CASH INCREASE FOR PERIOD	**$4,693.78**
Cash at beginning of period	146,438.88

Chubby Cattle Las Vegas

Statement of Cash Flows

January - December 2022

	TOTAL
CASH AT END OF PERIOD	**$151,132.66**

Note

This report does not provide assurance. only for management's use.